FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: October 21, 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            21 October 2005, Transaction in Own Shares

Exhibit 99



Unilever NV and Unilever PLC

21 October 2005


Unilever NV and Unilever PLC - Transactions in Own Shares

Unilever NV announces that on 20 October 2005, it purchased 50,000 Unilever NV ordinary shares (in the form of depositary receipts thereof) at prices between EURO57.90 and EURO58.00 per share. The purchased shares will be held as treasury shares.

Unilever NV also announces that 52,451 Unilever NV ordinary shares held as treasury shares were released under Employee Share Plans.

Following the above purchase and release, Unilever NV together with subsidiary companies, holds 20,749,447 Unilever NV ordinary shares in treasury, and has 550,826,453 Unilever NV ordinary shares in issue (excluding treasury shares).

Unilever PLC announces that on 20 October 2005, it purchased 160,000 Unilever PLC ordinary shares at prices between 567.00 pence and 568.50 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever PLC holds 5,565,031 Unilever PLC ordinary shares in treasury, and has 2,905,893,549 Unilever PLC ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam
(Tel. +31 10 2174844)

Unilever PLC: Alison Dillon, Corporate Secretaries, London
(Tel. +44 207 822 5746)